NEWS RELEASE

BIRCH MOUNTAIN TO SECURE $31.5 MILLION IN FINANCING

CALGARY, November 26, 2007 – Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) has signed a term sheet with the Company’s existing senior lender, for up to $31.5 million in the form of a floating rate convertible senior secured debenture (the "Convertible Debenture") to be issued to Brookfield Bridge Lending Fund Inc. ("Brookfield"). The Convertible Debenture will mature on June 30, 2012. The proceeds of the financing will be used to repay and replace the existing senior secured loan facility provided in March 2007 by Brookfield to Birch Mountain and for general corporate purposes. Closing of this financing is expected to occur on or about December 7, 2007.

Brookfield has also advanced to Birch Mountain the remaining $3 million under the existing loan facility.

The Company has chosen to work with Brookfield for its near and medium term financial requirements and is pleased with their strong on-going commitment to the Company’s mission and strategies.

The strategic review initiated by the Board of Directors in September 2007 will be ongoing as the Company continues with its operational growth and ongoing development of the Muskeg Valley Quarry and the Hammerstone Project.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Convertible Debenture or common shares within the United States. The Convertible Debenture or common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the Convertible Debenture or the common shares may not be offered or sold in the United States or to U.S persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities law or an exemption from such registration is available.

Company Contact: Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.